ELMCORE SECURITIES LLC

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accounting Firm		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Member's Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 9
Supplementary Information		
Schedule I	Statement of Net Capital	10
Schedule II	Determination of Reserve Requirements	11
Schedule III	Information Relating to Possession or Control	11
Assertions Regarding Exemption Provisions		12
Report of Independent Registered Public Accounting Firm		13